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Follow-Up Materials

08004944

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

~~FORM TYPE:~~ ________

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS: ________

PROCESSED
SEP 17 2008
THOMSON REUTERS

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-00002 FISCAL YEAR: ________

(03/94)

83-00002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of ADB's A$150,000,000
6.25% Bonds of 2008 due 15 June 2011

Filed pursuant to Rule 3 of Regulation AD
Dated: June 17, 2008

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of A$150,000,000 principal amount of 6.25% Bonds of 2008 due 15 June 2011 (the "Bonds") of the Asian Development Bank ("ADB").

Item 1. Description of Obligations

The terms and conditions of the Bonds are set forth in the Information Statement Supplement dated 16 June 2008 (the "Information Statement Supplement"), previously filed under a report of ADB of the same date. Certain other information about ADB is provided in the form of an Information Statement, the latest version of which, dated April 18, 2008, was filed under a report of ADB dated April 18, 2008.

The registrar of ADB with respect to the Bonds is Reserve Bank of Australia ("RBA"), at its office at 65 Martin Place, Sydney NSW 2000, Australia.

Item 2. Distribution of Obligations

See the Information Statement Supplement, pages 21-22.

As of 16 June 2008, ADB entered into a Subscription Agreement, previously filed under a report of ADB dated the same date, with Royal Bank of Canada (the "Lead Manager"), pursuant to which ADB has agreed to issue and sell, and the Lead Manager has agreed to subscribe for, a principal amount of the Bonds aggregating A$150,000,000 for an issue price of 95.846% (including accrued interest of 0.034%), less an underwriting fee of 0.0766%. The Bonds will be offered for sale subject to issuance and acceptance by the Lead Manager and subject to prior sale. It is expected that the delivery of the Bonds will be made on

or about 17 June 2008.

The Lead Manager proposes to offer all the Bonds to the public at the public offering price of 95.846%, including accrued interest of 0.034%.

Item 3. Distribution Spread

See the Information Statement Supplement, pages 4 and 21 and the Subscription Agreement.

	Price to the Public*	Commissions and Concessions	Proceeds to ADB*
Per Unit	95.846%	0.0766%	95.7694%
Total	A$143,769,000	A$114,900	A$143,654,100

* Including accrued interest of A$51,000.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

Not applicable.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees..	$ 19,000*
Listing Fees (Australian Stock Exchange)	$ 6,000*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Information Statement Supplement, page 5.

Item 7. Exhibits

(a) (i) Deed Poll dated 4 July 2001, relating to ADB's issuance of bonds from time to time, previously filed under a report of ADB dated June 16, 2008.

(ii) Fourth Supplemental Deed Poll dated 16 June 2008 relating to the issuance of the Bonds, previously filed under a report of ADB dated June 16, 2008.

(b) Copy of an opinion of counsel as to the legality of the Bonds.

(c) Subscription Agreement dated 16 June 2008, previously filed under a report of ADB dated June 16, 2008.

(d) (i) Information Statement dated April 18, 2008, previously filed under a report of ADB dated April 18, 2008.

(ii) Information Statement Supplement dated 16 June 2008, previously filed under a report of ADB dated June 16, 2008.

ADB
Asian Development Bank Office of the General Counsel

17 June 2008

Royal Bank of Canada (the "Lead Manager")
Level 46
2 Park Street
Sydney NSW 2000
Australia

Ladies and Gentlemen,

ASIAN DEVELOPMENT BANK
A$150,000,000 6.25% Bonds of 2008 due 15 June 2011 (the "Bonds")
(to be consolidated, form a single series and be fungible with the A$500,000,000 6.25% Bonds of 2001 due 15 June 2011 issued on 6 July 2001, the A$300,000,000 6.25% Bonds of 2006 due 15 June 2011 issued on 24 February 2006, the A$200,000,000 6.25% Bonds of 2007 due 15 June 2011 issued on 12 October 2007 and the A$150,000,000 6.25% Bonds of 2008 due 15 June 2011 issued on 11 March 2008)

I have participated in the proceedings of the Asian Development Bank ("ADB") to authorize the issue and sale of the captioned Bonds. In that connection, I have examined, among other things, the following:

(a) the Agreement Establishing the Asian Development Bank (the "Charter") and the By-Laws of ADB;

(b) a memorandum dated 27 April 1999 from the member of the Board of Directors of ADB representing Australia confirming that the Government of Australia has given all approvals required from such Government pursuant to Article 21 of the Charter for the purposes of the Bonds;

(c) the resolution adopted by the Board of Directors of ADB on 7 December 2007 (the "Resolution"), authorizing the issue and sale of the Bonds pursuant to various determinations of the President, a Vice President or the Treasurer of ADB;

(d) the memorandum of the Treasurer of ADB dated 16 June 2008 setting forth his determinations as required under the Resolution for the issue and sale of the Bonds;

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines
Tel +63 2 632 4444
Fax +63 2 636 2444
information@adb.org
www.adb.org

(e) the Borrowing Regulation of ADB dated 3 December 1992;

(f) the Registry Services Agreement dated 15 September 1998 between ADB and the Reserve Bank of Australia (the "Registry Services Agreement");

(g) the Subscription Agreement dated 16 June 2008 between ADB and the Lead Manager (the "Subscription Agreement") relating to the issue and sale of the Bonds;

(h) the Fourth Supplemental Deed Poll dated 16 June 2008, executed by ADB in favor of the holders of the Bonds (the "Deed Poll"); and

(i) the Information Statement dated 18 April 2008 and the Information Statement Supplement dated 16 June 2008.

Based on my examination and review of the documents described above and such other documents and matters as are in my judgment necessary for the purposes of this opinion, I am of the opinion that:

(A) ADB has obtained all governmental approvals required pursuant to the Charter in connection with the offering, issue and sale of the Bonds.

(B) The creation, issue, sale and delivery of the Bonds have been duly authorized. When the Bonds have been duly issued, delivered and paid for in accordance with the Subscription Agreement, the Bonds will constitute valid, binding and enforceable obligations of ADB in accordance with their terms.

(C) Each of the Subscription Agreement, the Registry Services Agreement and the Deed Poll has been duly authorized, executed and delivered by ADB and constitute each a valid, binding and enforceable obligation of ADB.

(D) ADB's immunity from legal process does not extend to actions arising out of or in connection with the Subscription Agreement, or the issuance and sale of the Bonds, and any action by the Lead Manager based on the Subscription Agreement, may be brought against ADB in a court of competent jurisdiction of Australia and any action by a holder (other than a member of ADB or a person acting for or deriving claims from a member) based on the Bonds may be brought against ADB in a court of competent jurisdiction of Australia, except, in each case, that pursuant to Article 50, paragraph 3 of the Charter, the property and assets of ADB shall, wheresoever located and by whomever held, be immune from all forms of seizure, attachment or execution before delivery of final judgment against ADB.

This opinion is limited to matters of public international law, including without limitation the Charter, the By-Laws of ADB, the Rules of Procedure of the Board of Governors of ADB and the Rules of Procedure of the Board of Directors of ADB. No opinion is expressed

herein, or should be deemed to be implied hereby, in respect of the laws of any national jurisdiction. To the extent that any opinion is expressed herein as to the validity and binding effect of any agreement or instrument executed by ADB which by its term is governed by national law, such opinion as to matters of public international law is given upon the assumption of the validity and binding effect of such agreement or instrument under such national law.

Very truly yours,

JEREMY H. HOVLAND
General Counsel

END